PRODUCED BY:

FORM OF PROXY

FOR USE AT THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT https://portal.agmconnect.com/pxlogin ON MAY 29, 2025 at 10:00am (Calgary Time)

Please log in using your CONTROL NUMBER shown on the reverse side of this proxy.

Proxies must be received by Tuesday, May 27, 2025 at 10:00 am (Calgary Time) to be valid.

Shareholder Mailing Information	VOTING METHOD
	INTERNET	https://portal.agmconnect.com/pxlogin and enter your CONTROL NUMBER shown on reverse.
	EMAIL	voteproxy@agmconnect.com
	MAIL	AGM Connect 1800-372 Bay Street Toronto, ON M5H 2W9

This Proxy is solicited on behalf of the management of HIGH TIDE INC. (the "Company). The undersigned, being a shareholder of the Company hereby appoints, Harkirat (Raj) Grover, President & CEO of the Company, or failing him, Mayank Mahajan, CFO of the Company or instead of either of them, the following appointee:

Please Print Appointee Name	Please Print Email of Appointee

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the meeting and at any adjournment(s) or postponement(s) thereof, in accordance with voting instructions, if any, provided below.

-PLEASE SEE VOTING GUIDELINES ON REVERSE-

1. Appointment of Auditor	FOR	WITHHOLD
To re-appoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the board of Directors of the Company to fix the auditor's remuneration.

2. Number of Directors	FOR	AGAINST
To fix the number of Directors at five (5) for the ensuing year.
3. Election of Directors	FOR	WITHHOLD
a. Harkirat (Raj) Grover b. Christian Sinclair c. Andrea Elliott d. Arthur Kwan e. Nitin Kaushal

4. Shareholder Rights Plan	FOR	AGAINST
To approve the ordinary resolution to confirm, ratify, and approve the shareholders rights plan (the "Shareholder Rights Plan"), as more particularly described in the Management Information Circular.

Please Print Name	Signature of Shareholder	Date

Please use the following information to vote your shares and attend the meeting:

CONTROL NUMBER
NUMBER OF SHARES

PROXY VOTING GUIDELINES

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3. If you appoint the management nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, they will vote in favour of each resolution. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4. Each shareholder has the right to appoint a person other than management designees specified to represent them at the meeting or any postponement or adjournment thereof. Such right may be exercised by completing the proxy appointee information section located on the front side of this proxy form page. The appointed proxyholder need not be a shareholder of the Company.

5. The proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that properly come before the meeting or any adjournment or postponement thereof.

6. To be valid, this proxy must be signed by the shareholder named on the front side of this proxy. If the shareholder is a Company, the proxy must be executed by an officer of the Company or an attorney duly authorized thereof.

7. If the proxy is not dated, it is deemed to bear the date of it's mailing to the shareholders of the Company.

8. To be valid, this proxy must be filed using one of the Voting Methods and must be received by AGM Connect before the date noted on the front side of this proxy, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays, and Holidays in the city of Toronto, Ontario excluded) before the time of the adjournment or postponement of the meeting.

CONDITIONS

If any amendments or variations to the matters referred to above or any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) thereof, or if any other matters which are not known to management should properly come before the meeting or any adjournment(s) thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in according with the best judgement of such persons.

Late proxies may be accepted or rejected by the Chairman of the meeting in his or her sole discretion.